Date: November 27, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:           Global Sources Ltd.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 26, 2013
Response dated October 25, 2013
File No. 000-30678

Dear Mr. Spirgel:

On behalf of Global Sources Ltd. (the “Company”), set forth below are the Company’s responses to the Comment Letter of the Staff dated November 8, 2013.  For the convenience of the Staff, the Staff’s comments are repeated below and the responses of the Company immediately follow each comment.  Each of the responses set forth below are based upon the information and representations of the Company provided to us.

Form 20-F for Fiscal Year Ended December 31, 2012

12. Investment Properties, page 91

1.
We note your response to comment 6. It appears that your investment properties comprise property interests that are held under prepaid operating leases. Tell us how your classification of such property interests as investment properties complies with IN13 and paragraph 6 of IAS 40. Please advise or revise.

RESPONSE:

The properties we purchased consist of a limited number of floors in commercial buildings and we did not purchase the entire buildings in question. These buildings are situated on leasehold lands where the land use rights were acquired by the property developers for the same period as the expected useful lives of these buildings.

Upon purchase, we acquired the ownership of these floors along with all its associated risks and rewards. As part of the purchase agreements of these floors, a proportionate share of the land use rights was also transferred to us. These land use rights cannot be sold separately as they were granted solely for the purposes of the existing commercial buildings. Accordingly, the land use rights and building were recorded as a single unit of measurement for recognition.

In addition, we have purchased a small proportion of the commercial buildings as a whole.  Had we finance leased the floors of the commercial building rather than an outright purchase, no prepaid operating leases would be separately recognized for the land element as permitted under paragraph 16 and paragraph 17 of IAS 17.

These properties were recorded initially as own use properties held at cost. When we subsequently reclassified portions of the above properties to investment properties, we adopted the cost method allowed under paragraph IN 12 and paragraph 32 (A) of IAS 40.

13. Intangible Assets, page 93

2.
We note your response to comment 7. Although you may disclose post-tax discount rates, you should calculate value in use based on pre-tax assumptions. Refer to BCZ84 of IAS 36 which states that “IASC decided to require an enterprise to determine value in use by using pre-tax future cash flows and. hence, a pre-tax discount rate.” Please confirm to us that you will revise your value-in-use calculations using pre-tax discount rates in future filings.

RESPONSE:

In future filings, we will apply pre-tax discount rates to pre-tax cash flow projections for value-in-use calculations and will provide appropriate disclosures.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (2) staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding any matters with respect to the foregoing may be directed to the undersigned at (212) 701-3491.

Very truly yours,

/s/ Stuart G. Downing
Stuart G. Downing

cc:           Connie Lai,
    Chief Financial Officer
    Global Sources Ltd.
James J. Clark, Esq.
Joshua D. Goldberg, Esq.